1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 21, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Dynamic Income Fund
File Nos. 333-227489 and 811-22673

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Dechert LLP from you via telephone on September 13, 2019, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Dynamic Income Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on September 24, 2018, as updated through a correspondence filing dated August 23, 2019. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Please note that, as reflected in the responses below, the Fund does not currently intend to engage in loan originations. Accordingly, the Fund believes that certain of the Staff’s comments may no longer be relevant to the Fund’s operations.

Comment 1:  Please confirm that the Fund’s fee table will disclose a separate line item for loan servicing expenses for originated loans. In addition, please consider supplementally providing a completed fee table.

Response:  Although the Fund reserves the right to originate loans, the Fund currently does not intend to originate loans and therefore does not believe this Comment is applicable. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time. Attached hereto as Exhibit 1 is a completed fee table.

Comment 2:  Please confirm supplementally whether the Fund will have engaged an underwriter for the offering contemplated by the Registration Statement at the time that the Fund requests the acceleration of the Registration Statement. If so, please state supplementally whether Financial Industry Regulatory Authority (“FINRA”) has approved the distribution terms of the Fund’s offering.

Anu Dubey October 21, 2019 Page 2

Response:  The Fund does not currently intend to contractually engage any underwriters in connection with the offerings contemplated under its Registration Statement until after the Fund requests acceleration of its Registration Statement. However, consistent with recent at-the-market offerings by other PIMCO-sponsored closed-end funds, the Fund is currently in discussions with a sales agent relating to offerings of the Fund’s common shares following effectiveness of the Registration Statement. As noted in Response 27 in the letter dated August 23, 2019 from Dechert LLP on behalf of the Fund (the “August 23 Letter”), the Fund anticipates that final approval of the distribution terms of the offering will be granted by FINRA after the filing of the prospectus supplement in connection with the initial “takedown” of the Fund’s shares being registered, which will be filed after the SEC declares the Registration Statement effective.

Comment 3:  Reference is made to Response 15 in the August 23 Letter. If the Fund may originate loans to foreign entities and individuals domiciled in emerging market countries, please enhance the disclosure in the Fund’s Registration Statement regarding its ability to originate, and the risks related to originating, such loans.

Response:  Although the Fund reserves the right to originate loans, the Fund currently does not intend to originate loans and therefore does not believe this Comment is applicable. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time.

Comment 4:  Reference is made to Response 16 in the August 23 Letter. Please enhance “Subprime Loan Risk” in the Fund’s Registration Statement regarding the risks related to originating subprime loans.

Response:  Although the Fund reserves the right to originate loans, the Fund currently does not intend to originate loans and therefore does not believe this Comment is applicable. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time.

Comment 5:    Reference is made to Response 17 in the August 23 Letter. Please confirm that the Fund does not intend to originate whole loans.

Response:  Although the Fund reserves the right to originate loans, the Fund currently does not intend to originate loans and therefore does not believe this Comment is applicable. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Wu-Kwan Kit, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP